Exhibit 99.4

TBPE REGISTERED ENGINEERING FIRM F-1580	FAX (713) 651-0849
1100 LOUISIANA SUITE 3800 HOUSTON, TEXAS 77002-5235	TELEPHONE (713) 651-9191

January 21, 2011

Nexen Inc.

801-7th Avenue S.W.

Calgary, AB

T2P 3P7

Attention: Reserves Review Committee of the Board of Directors of Nexen Inc.

Re:           Ryder Scott Company L.P. — Report of Third Party for certain properties located in the United States Gulf of Mexico with interests owned by Nexen Inc.

Ladies and Gentlemen:

Pursuant to your request, Ryder Scott Company L.P. (“Ryder Scott”) has conducted an independent evaluation of Nexen Inc.’s (Nexen) proved and probable oil, natural gas liquids (NGL), and gas reserves for certain properties owned by Nexen in the United States Gulf of Mexico Shelf and Deep Water.  The properties evaluated are listed in Table 1A. Nexen has represented that these properties account for 4 percent of its total company proved reserves and 2 percent of its total company probable reserves on an equivalent barrel basis as of December 31, 2010, and that its reserves estimates have been prepared in accordance with the United States Securities and Exchange Commission (SEC) definitions. We have reviewed information provided to us by Nexen that it represents to be its estimates of the reserves, as of December 31, 2010, for the same properties as those which we evaluated.

The proved and probable reserves included herein are expressed as reserves as represented by Nexen. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2010. Working interest reserves are defined as that portion of the gross reserves attributable to the interests owned by Nexen after deducting all working interests owned by others. Net reserves are defined as working interest reserves after the deduction of royalties.

Estimates of oil, condensate and NGL (collectively “Liquids”), and natural gas should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in this evaluation were obtained from reviews with Nexen personnel, Nexen files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Nexen with respect to property interests, production from such properties, current costs of operation and development, prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented.  Furthermore, if in the course of our examination something came to our attention which brought into question the validity or sufficiency of any of such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. A field examination of the properties was not considered necessary for the purposes of this report.

621 17TH STREET, SUITE 1550	DENVER, COLORADO 80293-1501	TEL (303) 623-9147	FAX (303) 623-4258
1200, 530 8TH AVENUE, S.W.	CALGARY, ALBERTA T2P 3S8	TEL (403) 262-2799	FAX (403) 262-2790

Nexen, Inc.

January 21, 2011

Methodology and Procedures

The process of estimating reserves requires complex judgments and decision-making based on available geological, geophysical, engineering and economic data. To estimate the economically recoverable oil and natural gas reserves and related future net cash flows, we consider many factors and make assumptions including:

•                  reservoir characteristics based on geological, geophysical and engineering assessments;

•                  future production rates based on historical performance and expected future operating and investment activities;

•                  quality differentials and hydrocarbon prices as required by SEC guidelines;

•                  assumed effects of regulation by governmental agencies; and

•                  future development and operating costs.

Our estimate was prepared using standard geological and engineering methods generally recognized by the petroleum industry, and the reserves definitions and standards required by the United States SEC.  Generally accepted methods for estimating reserves include volumetric calculations, material balance techniques, production and pressure decline curve analysis, analogy with similar reservoirs, and reservoir simulation.  The method or combination of methods used was based on our professional judgment and experience.

Discovered oil and natural gas reserves are generally only produced when they are economically recoverable. As such, oil and gas prices, and capital and operating costs have an impact on whether reserves will ultimately be produced. As required by SEC rules, reserves represent the quantities that are expected to be economically recoverable using existing prices and costs. Estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.

Reserves estimates in this report were based upon 2010 first-of-the month fiscal average pricing using benchmark pricing. Oil price was based upon the West Texas Intermediate at Cushing crude oil benchmark of US$ 79.43 per barrel, while gas price was based upon the Henry Hub benchmark of US$ 4.36 per mmbtu. Specific oil pricing for each field was adjusted for historical quality and transportation cost differentials. The resulting adjusted price is referred to as the “realized price.” For total proved reserves, the estimated realized price is US$ 76.13 per barrel of oil and US$ 4.43 per thousand cubic feet of gas, based upon a volume weighted average of the properties evaluated. For total probable reserves, the weighted average realized price for proved plus probable estimates of oil and gas reserves was US$76.05 per barrel and US$4.49 per thousand cubic feet, respectively.

Generally, operations are subject to various levels of government controls and regulations.  These laws and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and foreign trade and investment, that are subject to change from time to time.  Current legislation is generally a matter of public record, and additional legislation or amendments that will affect reserves or when any such proposals, if enacted, might become effective generally can not be predicted.  Changes in government regulations could affect reserves or related economics.  In the regions that are currently being evaluated we believe we have applied existing regulations appropriately.

RYDER SCOTT   PETROLEUM CONSULTANTS

Nexen, Inc.

January 21, 2011

Nexen Estimates

Nexen has represented that estimated proved and probable reserves attributable to the evaluated properties are based on SEC definitions. It represents that its estimates of the reserves attributable to these properties represent 4 percent of its total company  proved reserves and 2 percent of its total company probable reserves on a equivalent basis are as follows, expressed in millions of barrels (mmbbl), billions of cubic feet (bcf) and millions of barrels of oil equivalent (mmboe):

Nexen’s Estimate of Reserves as of December 31, 2010

Selected Gulf of Mexico Properties Evaluated by Ryder Scott Company L.P.

		Natural Gas	Oil Equivalent
	Liquids	(billions of cubic	(millions of
Nexen Reserves	(millions of bbl)	feet)	boe)
Working Interest (before royalty)
Total Proved	17	129	38
Total Probable	7	79	20
Working Interest (after royalty)
Total Proved	15	113	34
Total Probable	6	67	17

Note: Natural Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

Reserves Audit Opinion

At Nexen’s request, we have compared the proved and probable reserves independently evaluated by us to the reserves prepared by Nexen according to the definitions and disclosure guidelines required by the United States SEC contained in the Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, released January 14, 2009 in the Federal Register (“SEC definitions”) and the Accounting Standards Update 2010-3 Amendments to Topic 932 (“ASU Topic 932”) published by the Financial Accounting Standards Board (“FASB”) in the FASB Accounting Standards Codification.

In our opinion, the estimated reserves prepared by Nexen referred to above for the properties reviewed comply with the SEC definitions and ASU Topic 932.  In comparing the detailed proved and proved plus probable reserves evaluated by us to those prepared by Nexen, we have found differences, both positive and negative.  In our opinion, the proved and proved plus probable reserves for the reviewed properties as estimated by Nexen are, in aggregate, when compared to our estimates on the basis of equivalent barrels, reasonable because each was within 10 percent of our estimates.

Ryder Scott has used all data, assumptions, procedures and methods that it considers necessary to prepare this report.  Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over seventy years.  Ryder Scott does not have any financial interest, including stock ownership, in Nexen.  Our fees were not contingent on the results of our evaluation.

RYDER SCOTT   PETROLEUM CONSULTANTS

Nexen, Inc.

January 21, 2011

The professional qualifications for Mr. Richard J. Savoie, the technical person primarily responsible for estimating and auditing the reserves information discussed in this letter report, are included as an attachment to this letter.

This letter report has been prepared at the request of Nexen.

Sincerely,

RYDER SCOTT COMPANY L.P.
TBPE Firm Registration No. F-1580

\s\ Richard J. Savoie

Richard J. Savoie, P. E.
TBPE License No. 40538
Senior Vice President
[SEAL]

cc:	Mr. Steve Aeschbach
Reserves Manager,
Nexen Petroleum U.S.A. Inc.

Mr. Brad Kopas
Deloitte & Touche LLP

RYDER SCOTT   PETROLEUM CONSULTANTS

Nexen, Inc.

January 21, 2011

Table 1A

Nexen Fields Evaluated by Ryder Scott Company L.P.

United States: Gulf of Mexico properties

As of December 31, 2010

Shelf Properties
Eugene Island 18	South Marsh Island 257
Eugene Island 255-57-58	Vermilion 76
Eugene Island 259	Vermilion 302/321
Eugene Island 295	Cote de Mer
High Island 582	West Cameron 170

Deep Water Properties
Aspen	Longhorn
Dawson	Gunnison
Garden Banks 205	Green Canyon 50
Mississippi Canyon 72	Tobago
Green Canyon 6	Wrigley
Green Canyon 137

RYDER SCOTT   PETROLEUM CONSULTANTS

Professional Qualifications of Primary Technical Person

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P.  Mr. Richard J. Savoie is the primary technical person responsible for the estimate of the reserves, future production, and income presented herein.

Mr. Savoie, an employee of Ryder Scott Company L.P. (Ryder Scott) since 1997, is a Senior Vice President and also serves as an Engineering Group Coordinator responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies worldwide.  Before joining Ryder Scott, Mr. Savoie served in a number of engineering positions with Shell Oil Company, Union Texas Petroleum, Kaneb Operating Company, Ltd., Amax Oil and Gas, Inc., and Amerac Energy Corporation.  For more information regarding Mr. Savoie’s geographic and job specific experience, please refer to the Ryder Scott Company website at http://www.ryderscott.com/Experience/Employees.php.

Mr. Savoie earned a Bachelor of Science degree in Petroleum Engineering from Louisiana State University in 1968 and is a licensed Professional Engineer in the State of Texas.  He is also a member of the Society of Petroleum Engineers.

In addition to gaining experience and competency through prior work experience, the Texas Board of Professional Engineers requires a minimum of fifteen hours of continuing education annually, including at least one hour in the area of professional ethics, which Mr. Savoie fulfills.  As part of his 2009 continuing education hours, Mr. Savoie attended an internally presented eight hours of formalized training as well as a day long public forum relating to the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register.  Mr. Savoie attended an additional twenty-five hours of formalized in-house training as well as an additional twenty two hours of formalized external training during 2009 covering such topics as the SPE/WPC/AAPG/SPEE Petroleum Resources Management System, reservoir engineering, geoscience and petroleum economics evaluation methods, procedures and software and ethics for consultants.

Based on his educational background, professional training and more than forty years of practical experience in the estimation and evaluation of petroleum reserves, Mr. Savoie has attained the professional qualifications as a Reserves Estimator and Reserves Auditor set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of February 19, 2007.

RYDER SCOTT   PETROLEUM CONSULTANTS